United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

BED BATH & BEYOND INC.
(Exact name of registrant as specified in its charter)

New York	0-20214	11-2250488
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

650 Liberty Avenue Union, New Jersey	07083
(Address of principal executive offices)	(Zip Code)

Michael J. Callahan
(908) 688-0888
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

Overview

Unless otherwise indicated, the term "Company" refers collectively to Bed Bath & Beyond Inc. and subsidiaries.

As used herein, "Conflict Minerals" are gold, columbite-tantalite, cassiterite, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivatives.

Applicability of the Conflict Minerals Rule to the Company

Bed Bath & Beyond Inc. and subsidiaries (the “Company”) is a retailer which operates under the names Bed Bath & Beyond, Christmas Tree Shops, Christmas Tree Shops andThat! or andThat!, Harmon or Harmon Face Values, buybuy BABY and World Market, Cost Plus World Market or Cost Plus.  Customers can purchase products from the Company either in store, online or through a mobile device.  The Company has the developing ability to fulfill customer purchases by in store customer pick up or by direct shipment to the customer from the Company’s distribution facilities, stores or vendors.  The Company also operates Linen Holdings, a provider of a variety of textile products, amenities and other goods to institutional customers in the hospitality, cruise line, food service, healthcare and other industries. Additionally, the Company is a partner in a joint venture which operates four retail stores in Mexico under the name Bed Bath & Beyond.

The Company sells a wide assortment of domestics merchandise and home furnishings.  Domestics merchandise includes categories such as bed linens and related items, bath items and kitchen textiles.  Home furnishings include categories such as kitchen and tabletop items, fine tabletop, basic housewares, general home furnishings, consumables and certain juvenile products.

In fiscal 2013, the Company purchased its merchandise from approximately 8,300 suppliers, with the Company’s largest supplier accounting for approximately 5% of the Company’s merchandise purchases and the Company’s 10 largest suppliers accounting for approximately 17% of such purchases.  The Company purchases substantially all of its merchandise in the United States, the majority from domestic sources and the balance from importers.  The Company purchases a small amount of its merchandise directly from overseas sources.  The Company believes that most merchandise, other than brand name goods, is available from a variety of sources and that most brand name goods can be replaced with comparable merchandise.

A portion of the Company’s products are private label products and as such, the Company is subject to the requirements of Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule") because of the degree of influence that it exercises over the materials, parts, ingredients or components of some of these private label products that contain necessary Conflict Minerals.  For a majority of its private label products, the Company does not have the requisite level of influence over the materials, parts, ingredients or components of the products for the products to be in-scope.  Therefore, those private label products and the related suppliers are not in-scope for purposes of the Company’s compliance with the Conflict Minerals Rule.  For 2013, the Company has identified approximately 130 suppliers of potentially in-scope products.  This represents less than 2% of the Company’s entire supplier base for fiscal 2013.  None of the Company’s fiscal 2013 top 10 suppliers or the supplier’s products were determined by the Company to be in-scope for purposes of the Company’s compliance with the Conflict Minerals Rule.

The Company does not directly source Conflict Minerals from mines, smelters or refiners and believes that it is many levels removed from these market participants.  The Company therefore has limited influence over these upstream market participants.  Furthermore, because of the depth, geographic diversity and evolution of its supply chain and the competitive factors affecting the Company’s supplier base, the Company has challenges identifying market participants upstream from its direct suppliers.  However, through the efforts described in this Form SD and the Conflict Minerals Report included as an Exhibit hereto, the Company seeks to ensure that its private label suppliers’ sourcing practices are consistent with its Conflict Minerals Policy (which is defined and described below).

The Company’s Conflict Minerals Policy

The Company has adopted a policy for the supply chain of Conflict Minerals ("Conflict Minerals Policy").

The Conflict Minerals Policy includes, but is not limited to, the Company’s expectations that its private label suppliers:

1.	Source Conflict Minerals only from sources that do not contribute to conflict or further human rights abuses;

2.
Adopt and comply with a conflict free sourcing policy that is consistent with the Company’s Conflict Minerals Policy and the Company’s publicly posted Code of Conduct, and require its direct and indirect suppliers to do the same;

3.	Determine which of the Company’s products incorporate Conflict Minerals;

4.
Map the supply chains associated with the supplier’s products, including by engaging suppliers to identify the smelters and refiners used in the supplier’s supply chains to process Conflict Minerals and determining whether the Conflict Minerals are recycled, scrap or original extraction;

5.	Obtain and prepare documentation supporting the origin determination for any Conflict Minerals incorporated into the supplier’s products; and

6.
Otherwise put in place policies, procedures and frameworks that are consistent with the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals From Conflict-Affected and High-Risk Areas.

Conflict Minerals Disclosure

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available at the following Internet website:  http://www.bedbathandbeyond.com under the Investor Relations, SEC Filings section.  The information contained on the Company’s website is not incorporated by reference into this Form SD or the Company’s Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits

Item 2.01  Exhibits

Exhibit 1.02	Conflict Minerals Report for the calendar year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BED BATH & BEYOND INC.
(Registrant)

By:	/s/ Susan E. Lattmann	May 30, 2014
Name: Susan E. Lattmann
Title: Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit	Description
1.02	Conflict Minerals Report for the calendar year ended December 31, 2013.